No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Alexco Resource Corp. at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4 (Telephone (604) 633-4888), and are also available electronically at www.sedar.com.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Short Form Prospectus

New Issue	April 19, 2006

ALEXCO RESOURCE CORP.
Head Office
Suite 2300 – 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Registered Office
Suite 200 – 204 Lambert Street
Whitehorse, Yukon
Y1A 3T2

Cdn$10,500,000
4,200,000 Common Shares

This short form prospectus ("Prospectus") qualifies for distribution (the "Offering") an aggregate of up to 4,200,000 common shares (the "Common Shares") of Alexco Resource Corp. ("Alexco" or the "Company") at a price of Cdn$2.50 per Common Share. The Offering (except with respect to up to 1,200,000 Common Shares to be subscribed for and purchased by NovaGold Resources Inc., through its wholly-owned subsidiary NovaGold Canada Inc. ("NovaGold"), and up to 60,000 Common Shares to be sold by Alexco to other purchasers, all on a non-brokered basis) is being made on a commercially reasonable efforts basis pursuant to an agency agreement (the "Agency Agreement") dated as of April 19, 2006 between Alexco and Canaccord Capital Corporation ("Canaccord" or the "Agent"). The offering price of Cdn$2.50 per Common Share was determined by negotiation between Alexco and Canaccord, in the context of the market.

The Company has also granted the Agent an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Agent until 48 hours prior to the closing of the Offering (the "Closing"), to purchase up to an additional 500,000 Common Shares (the "Over-Allotment Shares"), at a price of Cdn$2.50 per Common

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Share. This Prospectus qualifies the distribution of the Over-Allotment Option and Over-Allotment Shares. See "Plan of Distribution". References to "Offered Shares" in this Prospectus shall include the Common Shares (other than the up to 1,200,000 Common Shares to be subscribed for and purchased by NovaGold and up to 60,000 Common Shares to be sold by Alexco to other purchasers, all on a non-brokered basis) and any Over-Allotment Shares.

The common shares of the Company are traded on the Toronto Stock Exchange (the "TSX") under the symbol "AXR". The price of the common shares as reported by the TSX at the close of business on April 18, 2006 was Cdn$3.65 per common share.

Price: Cdn$2.50 per Common Share

Net Proceeds to
	Price to the Public	Agent's Fee (1)	the Company (2)
Per Common Share	Cdn$2.50	Cdn$0.1625	Cdn$2.3375
Total Offering(3)	Cdn$10,500,000	Cdn$477,750	Cdn$10,022,250

1.

A cash fee equal to 6.5% of the gross proceeds from the sale of the Common Shares will be paid to the Agent upon completion of the Offering. The Company has also agreed to issue to the Agent common share purchase warrants of the Company (each whole common share purchase warrant, an "Agent's Warrant") entitling the Agent to purchase such number of Common Shares as is equal to 6.6% of the number of Offered Shares sold in the Offering ("Agent's Warrant Shares") for a price of Cdn$2.50 per Agent's Warrant Share at any time before 4:00 p.m. (Vancouver time) on the date which is 12 months after the closing of the Offering. This Prospectus also qualifies the distribution of the Agent's Warrants. The Agent will not receive a cash fee or Agent's Warrants with respect to the up to 1,200,000 Common Shares to be subscribed for and purchased by NovaGold and the up to 60,000 Common Shares to be sold by the Company to other purchasers, all on a non-brokered basis. See "Plan of Distribution".

2.	Before deducting expenses of this Offering, estimated to be approximately Cdn$200,000, which will be paid from the net proceeds of the Offering.

3.

If the Over-Allotment Option is exercised in full, the cumulative gross proceeds of the Offering will be Cdn$11,750,000, the total Agent's fee will be Cdn$559,000 and total net proceeds to the Company will be Cdn$11,191,000, before deducting expenses of the Offering.

The following table sets forth the number of securities issuable under the Over-Allotment Option and the Agent's Warrant to the Agent:

Security	Maximum size	Exercise period	Exercise Price
Over-Allotment Option	500,000	up to 48 hours prior	Cdn$2.50 per
	Common Shares	to closing time on the	Common Share
		Closing Date
Agent's Warrant	227,040	up to 12 months after	Cdn$2.50 per
	Common Shares(1)	the closing of the	Common Share
		Offering

1.           Assumes the Over-Allotment Option is exercised in full.

Investing in the Common Shares involves risks. See "Risk Factors".

The TSX has conditionally approved the listing of the Common Shares distributed under this Prospectus on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX.

The Agent, as agent, conditionally offers the Offered Shares, on a commercially reasonable efforts basis, subject to prior sale, if, as and when issued by Alexco and accepted by the Agent in accordance with the conditions contained in the Agency Agreement as referred to under "Plan of Distribution" and subject to the approval of

iii

certain legal matters on behalf of Alexco by DuMoulin Black LLP and on behalf of the Agent by Miller Thomson LLP and as to certain Canadian tax matters on behalf of Alexco by Thorsteinssons LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Offered Shares will be available for delivery at the Closing of this Offering, which is expected to occur on or about April 28, 2006 (the "Closing Date"). In accordance with applicable laws and policies, the Agent may effect transactions that stabilize or maintain the market price of the Company's common shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

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DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Alexco, filed with the securities commissions in British Columbia, Alberta and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.

Prospectus dated December 19, 2005 (the "Long Form Prospectus"), including (a) the audited consolidated balance sheet as at June 30, 2005 and the audited consolidated statements of operations and deficit and cash flows for the period from incorporation on December 3, 2004 to June 30, 2005, together with the notes thereto and the auditors’ report thereon; and (b) management’s discussion and analysis of financial condition and results of operations for the period from incorporation on December 3, 2004 to June 30, 2005;

2.

Unaudited interim consolidated financial statements for the six month period ended December 31, 2005, together with the notes thereto, except for the notice provided pursuant to section 4.3(3)(a) of National Instrument 51-102;

3.	Management’s discussion and analysis of financial condition and results of operations for the six month period ended December 31, 2005;

4.	Material change report dated January 27, 2006, respecting the completion by Alexco of its initial public offering;

5.

Material change report dated February 20, 2006, respecting the finalization of agreements to purchase and the receipt of a court order for the purchase of the assets of United Keno Hill Mines Limited and UKH Minerals Limited;

6.	Material change report dated April 4, 2006, respecting a flow-through common share offering;

7.	Material change report dated April 5, 2006, respecting this Offering; and

8.	Material change report dated April 18, 2006, respecting the completion of the initial closing on the Keno Hill project.

Any other documents of the type described above, as well as any interim financial statements or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, that are filed by Alexco with the securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

II

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Alexco at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4 (Telephone (604) 633-4888).

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Company, and Miller Thomson LLP, counsel to the Agent, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain cases, the adoption and filing of and compliance with such policies, procedures or goals, an investment in the Offered Shares offered hereby would not be precluded under the following statutes:

Insurance Companies Act (Canada)	Employment Pension Plans Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Insurance Act (Alberta)
Trust and Loan Companies Act (Canada)	Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)	Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act (British Columbia)	Pension Benefits Act (Ontario)
Alberta Heritage Savings Trust Fund Act (Alberta)	Trustee Act (Ontario)

In addition, in the opinion of Thorsteinssons LLP, special tax counsel to the Company, provided the Common Shares are listed on a prescribed stock exchange at the relevant time, then such shares will be "qualified investments" under the Tax Act and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

CURRENCY AND FINANCIAL STATEMENTS

This Prospectus contains references to Canadian dollars and United States dollars. References in this Prospectus to "Cdn$" are to Canadian dollars and to "US$" are to United States dollars.

On April 18, 2006, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.1419.

The financial statements of the Company incorporated by reference are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of mineral resources, estimation of mineral resources and reserves, realization of mineral resource estimates, timing and amount of capital expenditures, success of exploration and reclamation and remediation activities, requirements for additional capital, government regulation of operations, environmental risks, unanticipated

III

reclamation expenses, title disputes or claims, limitations on insurance coverage, completion of transactions and timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will occur" or "will be achieved". Forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Alexco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, risks related to the integration of acquisitions; risks related to and results of current exploration and reclamation and remediation activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore resources, grades or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus. Although Alexco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in such forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS CONCERNING ESTIMATES OF
RESOURCES AND RESERVES

The Long Form Prospectus which is incorporated by reference into this Prospectus uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Mineral reserves, if any, have been calculated in accordance with National Instrument 43-101 ("NI 43-101") as required by Canadian securities regulatory authorities. For United States reporting purposes, U.S. Securities and Exchange Commission Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves.

NAME AND INCORPORATION

The name of the Company is "Alexco Resource Corp.". The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.".

The Company's principal place of business is located at Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4 and its registered and records office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2.

The Company is a reporting issuer in British Columbia, Alberta and Ontario.

INTERCORPORATE RELATIONSHIPS

The Company has two wholly-owned subsidiaries, as follows:

  650399 B.C. Ltd. ("BCSub") is organized under the laws of British Columbia; and

  Elsa Reclamation & Development Company Ltd. ("YukonSub") is organized under the laws of the Yukon Territory.

BCSub holds the Company's interests in its McQuesten, Sprogge, Harlan and Klondike properties in the Yukon Territory and royalty interests in the Kiniskan Lake, Manson Creek, Telegraph Creek and Iskut River claims in British Columbia.

YukonSub holds the Company's interests in its agreements relating to the Keno Hill project in the Yukon Territory.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company's principal businesses are the exploration and development of the Brewery Creek and McQuesten properties in the Yukon Territory, and the operation of a mine reclamation and remediation business. In addition, the Company holds interests in the Keno Hill, Sprogge, Harlan and Klondike properties in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

The Company’s common shares are listed and traded on the TSX under the symbol "AXR".

The Company's principal exploration projects are the Brewery Creek and McQuesten projects in the Yukon Territory. In addition, the Company is currently undertaking an extensive review of the historical mining records at the Keno Hill property.

Brewery Creek Property, Yukon Territory

The Brewery Creek property and mine site are located 55 kilometres due east of Dawson City, Yukon Territory. The property covers an area of approximately 9 x 17 kilometres, or 12,772 hectares, consisting of 801 mineral quartz claims and fractions held under the provisions of the Quartz Mining Act (Yukon). 93 claims are legally surveyed and have been converted to "Quartz Mining Leases", covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones.

The Company commissioned an independent qualifying report (the "Brewery Creek Report") on the Brewery Creek property entitled "Brewery Creek Gold Project, Yukon Territory, Canada" authored by Ronald G. Simpson, P. Geo. (the "Brewery Creek Report Author") of GeoSim Services Inc. dated November 4, 2005.

Based on the Brewery Creek Report, although the Brewery Creek property is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 has developed a more regionally consistent structural model that offers potential for the discovery of additional oxide and higher grade sulphide deposits. Drilling to date has been inadequate in assessing this potential. Comprehensive structural and stratigraphic mapping needs to continue outboard from the known deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. Remaining indicated resources are estimated at 3.98 million tonnes grading 1.135 g/t Au. An estimated 2.2 million tonnes averaging 2.01 g/t Au in the North Slope zone are classified as inferred. In a current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future. The five kilometre Classic structure, of which only one kilometre has been drill tested, needs further work to define possible higher grade areas and its relationship with the regional deformation history.

Continued exploration work at Brewery Creek is recommended under the Brewery Creek Report. Work should continue on detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. This mapping and re-synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. In particular, priority should be given to defining extensions of the structurally complex areas in the Moosehead, Bohemian-Sleemans Trend and the Classic Zone.

Drilling is recommended in the Pacific, Blue and Classic Zones, and preparations are currently underway to follow up on these recommendations.

Based on the work recommendations stated above, the Brewery Creek Report Author recommended a phase 1 exploration program of approximately Cdn$750,000.

If results from this first phase core drilling program are favourable, a phase 2 drilling campaign would follow. Other targets generated from structural mapping and data synthesis in phase 1 would also be incorporated into this phase 2 program. Estimated expenditures on the phase 2 program would be Cdn$1.7 million.

The Brewery Creek property is subject to a back-in right granted to NovaGold Canada Inc. to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property, as well as two underlying royalty agreements with other parties.

The Company had an asset retirement obligation of Cdn$1,400,375 at December 31, 2005 at the Brewery Creek property, based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Company's mining properties at the end of their useful lives. The asset retirement obligation was arrived at by the Company with the benefit of independent engineering and financial advice. The Company on an annual basis retains an independent engineering firm to review and opine on the remaining outstanding reclamation liability at Brewery Creek. The cost obligation to offset the liability is estimated using government published rates and schedules. Most of the payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 13 years. Undiscounted cash flows are estimated at Cdn$2,080,000. Cash flows have been discounted at 4% for the purposes of determining the asset retirement obligation and were recorded as a part of the Brewery Creek acquisition.

All of the reclamation work on the Brewery Creek property has been completed as per the conditions outlined in the Company's approved reclamation and closure plan. Final reclamation of the process solution ponds and the single remaining mine building will be completed once these facilities are no longer required and appropriate regulatory authorizations have been secured for their removal. Monitoring and terrestrial maintenance activities at the mine continue as per the schedule outlined in the Company's Water Use and Quartz Mining Licenses.

McQuesten Property, Yukon Territory

The Company holds a 70% interest in the McQuesten property through its wholly-owned subsidiary BCSub. Eagle Plains Resources Ltd. ("Eagle Plains") holds the other 30% interest. The interests are held subject to a joint venture agreement dated December 1, 2003 between BCSub and Eagle Plains. The McQuesten property is also subject to a 2% net smelter return royalty reserved to the original owner, Bernard Kreft, pursuant to an agreement dated April 10, 1997 between Bernard Kreft and Eagle Plains.

The Company commissioned an independent qualifying report (the "McQuesten Report") on the McQuesten property entitled "Technical Report on the McQuesten Property" authored by Janice Fingler, M.Sc., P.Geo. (the "McQuesten Report Author") dated November 7, 2005.

Based on the McQuesten Report, the McQuesten property is endowed with several of the geological, geophysical, and geochemical associations of granitic-related gold deposits of the mid Cretaceous Tombstone Suite. Local temporal and structural associations of gold mineralization are also similar to those within the Elsa-Keno Hill camp.

Overall, the gold mineralization on the McQuesten property exhibits strong structural control and secondary chemical control. Recent exploration has focussed on the gold potential of the skarn mineralization; however, mineralization may be more focussed on discrete structures of the brittle event and possible intersections. Therefore, there exists potential to build multiple, small zones of a higher grade gold resource from skarn zones in areas of cross-structures as well as the untested expression of the dilational structures as sheeted veins and stockworks within the brittle, more competent skarn horizon to the north.

The results of exploration programs conducted to date give evidence that a large of a large, multi-staged hydrothermal system related to gold deposition was operational in the area of the McQuesten property. The disposition of the geological, structural and mineralization features are complex; however three main gold events have been recognized: retrograde pyrrhotite skarn, quartz-pyrite-arsenopyrite veining, and siderite-galena-sphalerite+/-arsenopyrite vein/breccias.

Low grade gold mineralization is widespread throughout the McQuesten Block and the flanking Snowdrift and Aurex properties. Local zones of higher grade zones appear related to dilation zones developed at or near transverse NW and/or ENE structures. A potential gold deposit therefore would require higher grade mineralization associated with such traps, as well as a greater density of the traps within the succession. With this essential structural complexity, there is potential on the property and flanking holdings, to delineate series of smaller deposits along the trend which may be collectively developed as has been done at the Brewery Creek Mine.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2006 under the McQuesten Report, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. The McQuesten Report Author recommended a budget of Cdn$260,000. Preparations are currently underway to follow up on these recommendations.

Mine Reclamation and Remediation Business

The Company's business plan relating to its mine reclamation and remediation business is to enhance asset value through effective liability risk management and efficient site operations. The Company bids for care and maintenance and remediation projects and conducts its operations using and applying, among other things a non-contractual relationship with ARCADIS (described below) and the proprietary technologies of ARCADIS. The business strategy is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and, if appropriate, liability transfer. The Company offers the mining industry a unique combination of strong operations management, environmental remediation success in the area of mine reclamation and closure, and an ability to manage complicated permitting and regulatory programs and related complexities on a turnkey basis.

The Company has a non-contractual working relationship with ARCADIS NV ("ARCADIS"), a publicly traded company involved in environmental clean-up and risk management, including an arrangement to utilize ARCADIS' proprietary technologies in Canada. It also has rights to secure certain patents pertaining to the in situ immobilization of metals within density variant bodies of water and for treatment of rock heaps to prevent acid rock drainage.

The Company's arrangements with ARCADIS and other business alliances enable the Company to bring environmental remediation technologies to mine waste management, and the ability to accept a transfer of environmental closure liability at various stages of project development and operation.

In addition to its environmental remediation services at Brewery Creek, the Company is currently conducting business and generating revenue through a variety of industry services consistent with its skills including pre-feasibility studies, permitting, regulatory support, metallurgical testing and consultation, project and construction management, plant start-up and commissioning and process optimization. The business is generally fee-based with performance incentives.

Examples of mine reclamation and remediation projects with which the Company is involved are set out below.

Ekati Reclamation Plan Project, Northwest Territories

The Company has entered into a consultant services agreement dated August 19, 2005 with BHP Billiton Diamonds Inc. ("BHBP") to provide support services and project management to BHBP in completing the interim reclamation and closure plan for the EKATI diamond mine, located approximately three hundred kilometres northeast of Yellowknife, Northwest Territories. The Issuer will be compensated Cdn$19,030 per month over the period of the agreement, expiring February 28, 2007. In addition, the Issuer may earn additional incentive payments through achieving established project milestones.

Keno Hill Project, Yukon Territory

The Company, through its wholly-owned subsidiary YukonSub, completed an "Initial Closing" on April 18, 2006 under an agreement (the "Purchase Agreement") with PricewaterhouseCoopers Inc., court appointed interim receiver and receiver-manager of UKHM (as defined below) to acquire the assets of United Keno Hill Mines Limited and UKH Minerals Limited (together, "UKHM"). On the Initial Closing, among other things, the Company (i) deposited Cdn$10 million in trust to be used exclusively to fund YukonSub's proportionate share of the reclamation of the preexisting environmental liabilities of the UKHM site and (ii) obtained possession of the mineral claims and leases, title property and crown grants of UKHM and the equipment on the properties for the purposes of exploration by YukonSub of the properties. A "Final Closing" is scheduled to occur under the Purchase Agreement ten business days following receipt by YukonSub of a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon). YukonSub will have a maximum of six months to apply for a water licence and three years to obtain it. Ownership of the UKHM assets will be conveyed to YukonSub on Final Closing.

The Company, through YukonSub, is also party to an agreement (the "Subsidiary Agreement") subsidiary to the Purchase Agreement with the Federal and Yukon governments (the "Governments") in respect of the pre-existing environmental condition and the environmental care and maintenance and reclamation of the UKHM site.

Other key monetary provisions of the Subsidiary Agreement are as follows:

  The Cdn$10 million deposit will be required on Final Closing to be transferred into an environmental trust for reclamation of the mine;

  The Federal Government will indemnify YukonSub and the Company for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site;

  YukonSub and the Governments will jointly develop a reclamation plan for the UKHM site, with YukonSub and the Federal Government sharing the plan development costs;

  After Final Closing, YukonSub will be responsible for environmental care and maintenance of the UKHM site and during the period of reclamation will bear an increasing portion of such costs; and

  YukonSub is to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty (maximum Cdn$4 million) from any future production from the UKHM site.

On the Initial Closing, YukonSub granted to the Governments a general security agreement against the assets of YukonSub (the "Security") securing YukonSub's obligations to the Governments under the Subsidiary Agreement. The Security provides for subordination to project financing and partial discharge where the value of the collateral exceeds the amount reasonably expected to secure the obligations.

The Company has agreed to provide the Governments with an alternate remediation proposal involving a guaranteed remediation program conducted for a fixed price, the terms and conditions of which are to be developed between Initial Closing and September 30, 2006 and which proposal will be open for acceptance by Governments until March 31, 2007. If accepted, the Subsidiary Agreement will be replaced by a similar agreement incorporating such alternate program.

In a separate agreement with the Government of Yukon entered into on the Initial Closing, YukonSub as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site for a one year term, which is renewable until Final Closing. During such period, YukonSub will have access to the UKHM site primarily to undertake an extensive review of historical mining data and, if appropriate, plan and execute an exploration program to test any mineralized targets which emerge from the review.

The Company intends to team with ARCADIS in addressing the environmental issues at the UKHM mine sites.

The UKHM assets comprise non-producing silver mines, production facilities, mineral claims, leases, surface lands and other properties in the Keno, Galena and Sourdough Hills area of central Yukon Territory, 450 kilometres due north of Whitehorse by road in the vicinity of the villages of Elsa and Keno City. The UKHM property comprises approximately 14,980 hectares.

Directors and Officers

The Board of Directors of the Company is comprised of Clynton Nauman, Rick Van Nieuwenhuyse, Samuel Wallingham and Michael Winn. Clynton Nauman serves as the President and Chief Executive Officer of the Company, Bradley Thrall serves as the Chief Operating Officer and Elaine Sanders serves as the Chief Financial Officer and Corporate Secretary of the Company.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since December 31, 2005, the date of the Company's financial statements most recently filed in accordance with National Instrument 51-102. The table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and management's discussion and analysis incorporated by reference into this Prospectus.

	As at December 31, 2005 Before Giving Effect to the Offering(1) (in thousands of dollars, except share amounts) (unaudited)	As at December 31, 2005 After Giving Effect to the Offering(2)(3)(4)(5) (in thousands of dollars, except share amounts) (unaudited)
Common Shares	Cdn$9,377 (13,995,345 shares)	Cdn$19,190 (27,754,611 shares)
Long Term Debt	Nil	Nil
Stock-based Compensation	Cdn$618	Cdn$618
Deficit	Cdn ($1,675)	Cdn ($1,675)
Total Capitalization	Cdn$8,320	Cdn$18,133

1.	Excludes 1,275,000 stock options and 5,264,000 share purchase warrants outstanding as at December 31, 2005.

2.	After deducting the Agent's Fee of Cdn$559,000 and expenses of the Offering estimated in the aggregate to be approximately Cdn$200,000, assuming the exercise of the Over-Allotment Option.

3.	Assumes the exercise of the Over-Allotment Option.

4.

Includes 2,025,000 common shares issued in connection with to the Company's initial public offering, 50,000 common shares issued upon exercise of 50,000 stock options, 5,264,000 common shares issued upon exercise of 5,264,000 share purchase warrants, 18,138 common shares issued upon exercise of 18,138 agent's share purchase warrants and 1,702,128 flow-through common shares issued pursuant to a partially brokered private placement between December 31, 2005 and April 18, 2006. Excludes 1,225,000 stock options and 181,862 agent's share purchase warrants outstanding.

5.	Excludes the 227,040 Agent's Warrants to be issued in connection with the Offering, assuming the exercise of the Over- Allotment Option.

USE OF PROCEEDS

Alexco expects to receive up to Cdn$10,022,250 in net proceeds of the Offering (not including any exercise of the Over-Allotment Option) before deducting expenses estimated to be up to Cdn$200,000. From the net proceeds of the Offering, Alexco intends to allocate (in order, depending on the amount of funds received from subscriptions under the Offering) approximately Cdn$3.0 million to the trust fund established as part of the Company’s agreement to acquire the UKHM property, approximately Cdn$1.0 million to acquiring and upgrading equipment and facilities at all of the Company’s properties, approximately Cdn$1.0 million for review of historical mining records at the UKHM property and approximately Cdn$1.0 million to working capital needs for the Company’s reclamation business at its Keno Hill project. The balance of the proceeds will be applied in such amounts as may be determined by management of the Company and used for general corporate purposes, including if warranted for exploration and development of the Company's other mineral properties and the acquisition of complimentary businesses. The net proceeds from any exercise of the Over-Allotment Option (up to Cdn$1,168,750) will be added to the Company's general working capital.

The Company is reallocating for sound business reasons approximately Cdn$2.8 million of funds raised in the Company's initial public offering previously allocated to exploration programs on the Company's Brewery Creek and McQuesten properties for the trust fund as part of the Company's agreement to acquire the UKHM property. The remainder of the $10.0 million trust fund obligation is sourced as to Cdn$3.0 million from the proceeds of this Offering as described above and as to Cdn$4.2 million from funds received on the exercise of 5,264,000 share purchase warrants of the Company on or before February 9, 2006.

The net proceeds of a $4.0 million flow-through common share private placement completed on April 13, 2006 will be used for exploration on the Company's mineral properties, including the Company's Brewery Creek and McQuesten properties.The amount and timing of the use of proceeds will depend on various factors, including the price of mineral resources and exploration results. Future results from ongoing exploration activities or other sound business reasons may make it desirable for Alexco to re-allocate some or all of the proceeds of this Offering.

Pending expenditure, Alexco intends to invest the proceeds of the Offering in short term investment grade items, such as money market instruments or treasury bills.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between Alexco and the Agent, the Company has appointed the Agent to offer on a commercially reasonable efforts basis, subject to compliance with all necessary legal requirements and with the terms and conditions of the Agency Agreement, on or about April 28, 2006 or on such other date as Alexco and the Agent may agree, up to 2,940,000 Common Shares offered hereby, at a price of Cdn$2.50 per Common Share, payable in cash against delivery of certificates representing the Common Shares. The offering price of Cdn$2.50 per Common Share was determined by negotiation between Alexco and the Agent, in the context of the market.

Alexco has also granted to the Agent the Over-Allotment Option to purchase up to an additional 500,000 Over-Allotment Shares at a price of Cdn$2.50 per Over-Allotment Share until 48 hours prior to the Closing of the Offering. If the Over-Allotment Option is fully exercised, the cumulative gross proceeds from the Offering (including up to 1,200,000 Common Shares to be subscribed for and purchased by NovaGold and up to 60,000 Common Shares to be sold by Alexco to other purchasers, all on a non-brokered basis) will be Cdn$11,750,000, the Agent's fee will be Cdn$559,000 and the net proceeds to the Company will be Cdn$11,191,000.

NovaGold, which currently owns 4,104,478 common shares (or 17.8% of the issued and outstanding common shares) of Alexco, has agreed to subscribe for and purchase up to an additional 1,200,000 Common Shares at a price of Cdn$2.50 per Common Share pursuant to a related non-brokered financing. Assuming the Over-Allotment Option is exercised in full and NovaGold subscribes for the maximum 1,200,000 Common Shares, NovaGold will own 5,304,478 common shares (or 19.1% of the issued and outstanding common shares) of Alexco upon completion of the Offering. In addition, Alexco intends to sell to other purchasers up to an additional 60,000 Common Shares at a price of Cdn$2.50 per Common Share pursuant to a related non-brokered financing.

Alexco has agreed to pay to the Agent a cash fee equal to Cdn$0.1625 per Offered Share (6.5% of the issue price), to issue to the Agent Agent's Warrants entitling the Agent to purchase such number of Agent's Warrant Shares as is equal to 6.6% of the number of Offered Shares sold in the Offering for a price of Cdn$2.50 per Agent's Warrant Share at any time before 4:00 p.m. (Vancouver time) on the date which is 12 months after the Closing of the Offering, and to pay the expenses of the Agent in consideration of services rendered by the Agent in connection with the Offering. Such payments and issuances will not be made in respect of the up to 1,200,000 Common Shares to be subscribed for and purchased by NovaGold and up to 60,000 Common Shares to be sold by Alexco to other purchasers, all pursuant to a related non-brokered financing.

Subscriptions for the Offered Shares will be accepted until the Closing Date. While the Agent has agreed to use its commercially reasonable efforts to sell the Offered Shares, the Agent is not obliged to purchase any Offered Shares which are not sold. The obligations of the Agent under the Agency Agreement may be terminated at its discretion upon the occurrence of certain stated events. Under the terms of the Agency Agreement, the Agent, its sub-agents and their respective directors, officers, employees and agents may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under United States securities laws.

The Company has agreed in favour of the Agent that, prior to Closing and for a period of 120 days after Closing, it will not issue, or announce the issuance of, any common shares or securities convertible into or exchangeable for or exercisable to acquire common shares of the Company without the prior written consent of Canaccord, other than:

(a)	pursuant to presently outstanding rights or agreements, including options, warrants and other convertible securities; or

(b)

options granted pursuant to any of the Company’s stock option plans or stock purchase plans and any common shares of the Company issued pursuant to the exercise of any options granted pursuant to such option or purchase plans; or

(c)

subject to a limit of an aggregate number of common shares equal to 5% of the number of common shares of the Company outstanding immediately following the completion of the Offering, in connection with the direct or indirect acquisition by the Company of the securities or assets of any other entity.

The TSX has conditionally approved the listing of the Common Shares to be distributed hereunder. Listing of the Common Shares on the TSX will be subject to the Company fulfilling all listing requirements of the TSX.

Pursuant to policies of certain securities regulators, the Agent may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares of the Company. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the offering and subject to the foregoing, the Agent may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered herein in the United States. The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to "U.S. Persons" (as defined in Regulation S under the U.S. Securities Act). The Agent has agreed that it (or such U.S. affiliate of the Agent which conducts U.S. offers and sales) will not offer or sell the Offered Shares within the United States or to U.S. Persons except in accordance with exemptions from the registration requirements under the U.S. Securities Act. The certificates representing the Offered Shares which are sold in the United States or to, or for the benefit or account of, U.S. Persons will contain a legend to the effect that the Offered Shares represented thereby have not been registered under the U.S. Securities Act and may only be sold pursuant to an effective registration statement under the U.S. Securities Act or pursuant to certain exemptions from the registration requirement of the U.S. Securities Act. The Agency Agreement provides that the Agent (or such U.S. affiliates) will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. The Agent has agreed that, except as permitted by the Agency Agreement, it (or such U.S. affiliates) will not offer to sell the Offered Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The authorized share capital of Alexco consists of 100,000,000 common shares without nominal or par value. As of the date of this Prospectus, there are 23,054,611 common shares of Alexco issued and outstanding.

Common Shares

The holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The rights attached to any issued shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

RISK FACTORS

An investment in the securities of the Company involves significant risk, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to the information set out elsewhere or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the common shares of the Company. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with the Company’s operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company therefore represent a market risk which could impact the long term viability of the Company and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Company's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Company's services.

The patents to which the Company has access or other proprietary technology may not prevent the Company's competitors from developing substantially similar technology, which may reduce the Company's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Company's reclamation and remediation business. There can be no certainty or assurance that licence agreements with ARCADIS or the ARCADIS Companies will be concluded on favourable terms or concluded at all. If licence agreements are not concluded with ARCADIS or the ARCADIS Companies or if the terms are onerous, or if the relationship with ARCADIS deteriorates, this may have a significant adverse effect on the Company's reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for the Company's mine reclamation and remediation services and the Company's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

Keno Hill Project

The purchase by the Company of the assets of UKHM will be subject, among other things, to the Company obtaining a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Company will be able to satisfy this condition.

While the Company has conducted some preliminary due diligence on the UKHM property, further review of historical records, exploration and geological testing will be required. There is no assurance that such exploration and testing will find favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts numerous times reviving the district from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Securities of the Company and Dilution

The price at which the Offered Shares offered under this Prospectus was determined by negotiation between Alexco and Canaccord and bears no relationship to earnings, book value or other valuation criteria. The Company plans to use the proceeds of the Offering to carry out its activities, but to further such activities and to acquire additional properties will require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders. The purchase price of the Offered Shares exceeds the net tangible book value per common share of the Company and accordingly investors will suffer immediate and substantial dilution of their investment.

Capitalization and Commercial Viability

The Company will require additional funds to further explore, develop and mine its properties. The Company has limited financial resources, and there is no assurance that additional funding will be available to the Company to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title Matters

While the Company has performed its own due diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Company's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Conflicts of Interest

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

The Company has no history of earnings with respect to its mineral exploration and development activities, and there is no assurance that any of its mineral properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not paid dividends in the past and has no plans to pay dividends for the foreseeable future. The future dividend policy of the Company will be determined by its directors.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Adverse weather conditions could also disrupt the Company's mine reclamation and remediation business and/or reduce demand for the Company's services.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Company, including development activities, commencement of production on its properties and activities associated with the Company's mine reclamation and remediation business, require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties and in connection with the Company's mine reclamation and remediation business, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Shortages of Supplies and Personnel

The demand for the Company's mine reclamation and remediation services may be adversely affected by shortages of critical supplies or equipment, or personnel trained to manage and operate the Company's programs and equipment.

Currency Fluctuations

The operations of the Company in countries other than Canada are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. The Company is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies. The Company does not currently take any steps to hedge against currency fluctuations although it may elect to hedge against the risk of currency fluctuations in the future. There can be no assurance that steps taken by the Company to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Foreign Exchange

The Company may be subject from time to time to foreign exchange controls in countries outside of Canada although no such claims are currently known to the Company.

International Operations

The Company's international operations with respect to its mine reclamation and remediation business are subject to uncertainties, which could limit the revenues and profitability of these operations, including difficulties and costs associated with complying with a wide variety of complex foreign laws, treaties, regulations, unexpected change in regulatory environment, inadequate protection of intellectual property, legal uncertainties, timing delays, expenses associated with tariffs, licenses, and other trade barriers, among other risks.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Alexco are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, who advise that they are independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. The registrar and transfer agent for the common shares of Alexco in Canada is Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP on behalf of Alexco and by Miller Thomson LLP on behalf of the Agent and certain Canadian tax matters will be passed upon by Thorsteinssons LLP on behalf of Alexco. As at the date hereof, the partners and associates as a group of each of DuMoulin Black LLP, Miller Thomson LLP and Thorsteinssons LLP, beneficially own, directly or indirectly, less than one percent of the outstanding common shares of Alexco.

EXPERTS

Information of a scientific or technical nature in respect of the Company's Brewery Creek property is contained in this Prospectus based upon the Technical Report entitled "Brewery Creek Gold Project, Yukon Territory, Canada" authored by Ronald G. Simpson, P. Geo. of GeoSim Services Inc. dated November 4, 2005. Ronald G. Simpson is an independent "qualified person" for the purposes of NI 43-101.

Information of a scientific or technical nature in respect of the Company's McQuesten property is contained in this Prospectus based upon the Technical Report entitled "Technical Report on the McQuesten Property" authored by Janice Fingler, M.Sc., P.Geo. dated November 7, 2005. Janice Fingler is an independent "qualified person" for the purposes of NI 43-101.

The above noted experts beneficially own, directly or indirectly, less than one percent of the outstanding common shares of the Company.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Alexco Resource Corp. (the "Company") dated April 19, 2006 relating to the distribution of up to 4,200,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at June 30, 2005 and the consolidated statements of operations and deficit and cash flows of the Company for the period from incorporation on December 3, 2004 to June 30, 2005. Our report is dated August 12, 2005 (except for Note 13, which is as at December 19, 2005).

Vancouver, BC	(signed) PRICEWATERHOUSECOOPERS LLP
April 19, 2006	PricewaterhouseCoopers LLP

CERTIFICATE OF ALEXCO RESOURCE CORP.

Dated: April 19, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

(Signed) CLYNTON R. NAUMAN	(Signed) ELAINE M. SANDERS
President and Chief	Chief Financial Officer
Executive Officer

On behalf of the Board of Directors

(Signed) SAMUEL WALLINGHAM	(Signed) MICHAEL WINN
Director	Director

Promoters

Asset Liability Management Group ULC	NovaGold Canada Inc.

By: (signed) CLYNTON R. NAUMAN	By: (signed) RICK VAN NIEUWENHUYSE
Clynton R. Nauman	Rick Van Nieuwenhuyse

CERTIFICATE OF THE AGENT

Dated: April 19, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

CANACCORD CAPITAL CORPORATION

(Signed)                     DAVID J. HORTON
Senior Vice-President, Director